NR09-12	April 23, 2009

International Tower Hill Reports Extension of High Grade SW Zone and Expansion of Livengood Gold Deposit, Alaska.

Highlights include:

MK-RC-0119 - 57.9 metres @ 2.2 g/t gold including 9.2 metres @ 8.3 g/t gold

MK-RC-0120 - 45.7 metres of 2.1g/t gold

MK-RC-0123 - 159 metres @ 1.0 g/t gold including 12.2 metres of 1.9 g/t gold

Vancouver, B.C…International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSXV: ITH, NYSE-A: THM, Frankfurt: IW9) is pleased to announce results from fifteen additional holes from the 2009 Winter resource expansion program on its Livengood Gold Project, Alaska (Table 1).  Drill results continue to confirm expansion of the main deposit SW Zone.  Hole MK-RC-0120, which is the furthest drilled to the southwest to date, being collared 600 metres south and 400 metres west of the nearest reported 2008 resource hole, returned a high grade zone of 45.7 metres @ 2.11 g/t gold.

New Drill Results

Drill results from the SW Zone have produced numerous thick intervals above 1 g/t gold, with many exceeding 2 g/t gold.  This is characteristic of the best parts of the Core Zone, located approximately 500 metres to the east.  The new high-grade SW Zone area (Figure 1) appears to be related to a generalized northeast trend of mineralization that extends over a kilometre to the northeast, as evidenced by holes MK-RC-0130 – 96 metres @ 1.1 g/t gold and MK-RC-0112 – 41 metres @ 1.69 g/t gold and 101 metres @ 1.13 g/t gold announced on March 10, 2009.  This new northeast trend is open along strike and at depth.  To the west, three infill holes have been completed, including MK-RC-0126 which returned 54.9 metres @ 1.34 g/t gold and 39.6 metres @ 2.37 g/t gold.

“In light of the project’s new metallurgical data, which suggests high mill gold recoveries of approximately 89%, high grade areas such as the SW Zone have potential to substantially improve the project economics” stated Jeff Pontius, President & CEO.  “Given these strong results from its winter program, the Company believes it is on track to increase the existing resources by 25% at the 0.5 g/t cutoff level in the June resource update”.

The Company completed its 10,000 metre winter drill program on April 18th and is now focusing on preparation of an updated resource estimate, which it expects to announce in June, 2009.  The Main Phase (Summer) 2009 drill program, which will start at the beginning of June, is planned to run through October, 2009, and will include at least 35,000 metres of Reverse Circulation and Core drilling (representing an approximate 70% increase in the number of metres drilled to date at the Livengood project).  The June resource estimate will be used to conduct the first preliminary economic analysis of the Livengood project, which the Company expects to release in the third quarter of 2009.

Table1 : New significant intercepts from Livengood*

Drill Hole #	From (metres)	To (metres)	Length (metres)	Gold (g/t)	Area of the Deposit
MK-RC-0119	12.19	21.34	9.15	8.33	SW Zone
	59.44	117.35	57.91	2.18

MK-RC-0120	268.22	313.94	45.72	2.11	SW Zone

MK-RC-0121	160.02	175.26	15.24	0.90	SW Zone
	181.36	230.12	48.76	0.89

MK-RC-0122	211.84	272.80	62.48	0.87	SW Zone

MK-RC-0123	33.53	42.67	9.14	1.46	SW Zone
	47.24	51.82	4.58	1.90
	156.97	169.16	12.19	1.91
	173.74	332.84	159.10	1.00

MK-RC-0124	9.14	16.76	7.62	3.68	SW Zone
	103.63	106.68	3.05	2.12
	164.59	245.36	80.77	0.72
	252.98	257.56	4.58	1.03
	280.42	288.04	7.62	1.01

MK-RC-0125	22.86	27.43	4.57	5.21	Infill
	124.97	167.64	42.67	0.92
	185.93	211.84	25.91	0.65
	237.74	278.89	41.15	0.77

MK-RC-0126	53.34	59.44	6.10	1.78	Infill
	85.34	88.39	3.05	3.00
	92.96	128.02	35.06	0.82
	140.21	195.07	54.86	1.34
	199.64	239.27	39.63	2.37

MK-RC-0127	0.00	3.05	3.05	3.32	SW Zone
	150.88	166.12	15.24	1.08
	210.31	249.94	39.63	0.46

MK-RC-0128	16.76	22.86	6.10	1.00	NE Zone
	67.06	73.15	6.09	2.61
	109.73	128.02	18.29	0.76
	135.64	146.30	10.66	0.72
	236.22	277.37	41.15	0.74

MK-RC-0129	74.68	83.82	9.14	1.22	SW Zone
	172.21	185.93	13.72	0.76
	195.07	239.27	44.20	0.77

MK-RC-0130	1.52	41.15	39.63	0.65	NE Zone
	185.93	281.94	96.01	1.10

MK-RC-0131	118.87	131.06	12.19	1.68	SW Zone
	161.54	170.69	9.15	2.27
	178.31	190.50	12.19	1.57
	195.07	213.36	18.29	0.71

MK-RC-0132	48.77	51.82	3.05	4.43	SW Zone
	155.45	181.36	25.91	1.35

MK-RC-0134	53.34	65.53	12.19	1.57	Infill
	105.16	141.73	36.57	1.07

* Intercepts based on 0.25g/t gold cutoff and maximum 3 metres of internal waste.

Figure 1 :  Plan showing 2009 holes completed to date (109-132 & 134).  Cumulative grade thickness contours for all intercepts in drill holes are shown highlighting how the deposit has grown to both the northeast and southwest.

Livengood Project Background

The Livengood project has a very favourable logistical location, being situated 110 road kilometres north of Fairbanks, Alaska along the paved all-weather Elliot Highway and the Trans Alaska Pipeline Corridor; and approximately 55 kilometres north of the Alaska State power grid and along the proposed Alaska natural gas pipeline route.  ITH controls 100% of its 44 square kilometre Livengood land package that is primarily comprised of fee land leased from the Alaska Mental Health Trust and a number of smaller private mineral leases.  The thick, shallowly dipping, outcropping gold deposit at Livengood has a favourable geometry for a low strip, bulk tonnage mining operation.  Initial metallurgical data indicates the deposit is potentially amenable to low cost, heap leach gold recovery.

The Company and its predecessor, AngloGold Ashanti (U.S.A.) Exploration Inc., have been exploring the Livengood area since 2003, with the project’s first indicated resource estimate being announced in early 2008.  The 2008 drilling program marked the first grid drilling resource definition campaign for the project and is only the initial step in what the Company envisions as a major exploration program to define what it anticipates is one of the world’s larger new gold deposits.

A 3D image of the most recently released Livengood drill information can be viewed at: http://www.corebox.net/properties/livengood/.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company, focused in Alaska and Nevada, which controls a number of exploration projects representing a spectrum of early stage to the advanced multimillion ounce gold discovery at Livengood.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its key holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604) 683-6332 / Fax: (604) 408-7499

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release, which has been prepared by management.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the expansion of the estimated resources at Livengood, the discovery and delineation of additional mineral deposits/resources at the Livengood project, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s Annual Information Form filed with certain securities commissions in Canada and its annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies.  All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Cautionary Note Regarding Reference to Resources and Reserves

National Instrument 43 101 Standards of Disclosure of Mineral Projects (“NI 43 101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43 101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth Industry Guide 7.  Accordingly, the Company’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s Industry Guide 7.  Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources” and “indicated mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to Industry Guide 7.  Mineral resources which are not mineral reserves do not have demonstrated economic viability, and United States shareholders are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition adopted by the SEC in Industry Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.